Exhibit EX-99.2

Unaudited financial statements as of March 31, 2004, prepared in accordance with Czech Accounting Standards

------------------------------------------------------------------------------------------------------------------------
                                                      BALANCE SHEET
                                                     March 31, 2004
                                                  (in thousands of CZK)
------------------------------------------------------------------------------------------------------------------------
ident.              ASSETS                                        current year                      prior year
                                                      ------------------------------------------------------------------
                                                            gross        adjustments          net              net
------------------------------------------------------------------------------------------------------------------------
               TOTAL ASSETS                              325 903 404     107 117 535      218 785 869     217 920 470
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
A.             Stock subscriptions receivable                                                       0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
B.             Fixed assets                              299 913 876     106 706 238      193 207 638     195 719 837
------------------------------------------------------------------------------------------------------------------------
B.   I.        Intangible assets                           2 666 601       1 559 190        1 107 411       1 117 827
             -----------------------------------------------------------------------------------------------------------
B.   I.   1.   Expenses of foundation and organization                                              0
             -----------------------------------------------------------------------------------------------------------
          2.   Research and development                                                             0
             -----------------------------------------------------------------------------------------------------------
          3.   Software                                    2 145 759       1 539 694          606 065         539 082
             -----------------------------------------------------------------------------------------------------------
          4.   Patents, rights and royalties                 224 469          19 496          204 973         205 613
             -----------------------------------------------------------------------------------------------------------
          5.   Goodwill                                                                             0
             -----------------------------------------------------------------------------------------------------------
          6.   Other intangibles                                                                    0
             -----------------------------------------------------------------------------------------------------------
          7.   Intangibles in progress                       294 373                          294 373         373 132
             -----------------------------------------------------------------------------------------------------------
          8.   Advances for intangibles                        2 000                            2 000               0
------------------------------------------------------------------------------------------------------------------------
B.   II.       Tangible assets                           248 070 458     102 942 481      145 127 977     147 632 436
             -----------------------------------------------------------------------------------------------------------
B.   II.  1.   Land                                          690 578                          690 578         691 666
             -----------------------------------------------------------------------------------------------------------
          2.   Buildings, halls and constructions         71 140 315      27 238 210       43 902 105      44 430 807
             -----------------------------------------------------------------------------------------------------------
          3.   Separate movable items and groups of      169 656 375      75 704 271       93 952 104      96 249 260
               movable items
             -----------------------------------------------------------------------------------------------------------
          4.   Permanent growth                                                                     0
             -----------------------------------------------------------------------------------------------------------
          5.   Livestock                                                                            0
             -----------------------------------------------------------------------------------------------------------
          6.   Other tangible assets                          14 965                           14 965          13 952
             -----------------------------------------------------------------------------------------------------------
          7.   Tangibles in progress                       4 644 139                        4 644 139       4 431 343
             -----------------------------------------------------------------------------------------------------------
          8.   Advances for tangibles                      1 924 086                        1 924 086       1 815 408
             -----------------------------------------------------------------------------------------------------------
          9.   Adjustment to acquired property                                                      0
------------------------------------------------------------------------------------------------------------------------
B.   III.      Financial investment                       49 176 817       2 204 567       46 972 250      46 969 574
             -----------------------------------------------------------------------------------------------------------
B.   III. 1.   Majority shareholdings and participating   38 752 817       1 713 885       37 038 932      36 931 593
               interests (shareholdings > 50%)
             -----------------------------------------------------------------------------------------------------------
          2.   Substantial shareholdings and              10 105 649         477 782        9 627 867       9 647 961
               participating interests (shareholdings
               of 20% - 50%)
             -----------------------------------------------------------------------------------------------------------
          3.   Other securities and deposits                 193 289                          193 289         178 139
             -----------------------------------------------------------------------------------------------------------
          4.   Intergroup loans                                                                     0
             -----------------------------------------------------------------------------------------------------------
          5.   Other financial investments                    56 900          12 900           44 000          59 150
             -----------------------------------------------------------------------------------------------------------
          6.   Financial investment in progress               68 162                           68 162         152 731
             -----------------------------------------------------------------------------------------------------------
          7.   Advances for financial investment                                                    0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
C.             Current assets                             25 682 411         411 297       25 271 114      21 857 267
------------------------------------------------------------------------------------------------------------------------
C.   I.        Inventory                                  13 543 274             270       13 543 004      14 355 994
------------------------------------------------------------------------------------------------------------------------
C.   I.   1.   Materials                                  13 507 967             270       13 507 697      14 339 497
             -----------------------------------------------------------------------------------------------------------
          2.   Work in progress and semi-finished                479                              479
               production
             -----------------------------------------------------------------------------------------------------------
          3.   Finished products                                                                    0
             -----------------------------------------------------------------------------------------------------------
          4.   Livestock                                                                            0
             -----------------------------------------------------------------------------------------------------------
          5.   Goods                                                                                0
             -----------------------------------------------------------------------------------------------------------
          6.   Advances for inventory                         34 828                           34 828          16 497
------------------------------------------------------------------------------------------------------------------------
C.   II.       Long-term receivables                          77 026               0           77 026          81 843
             -----------------------------------------------------------------------------------------------------------
C.   II.  1.  Trade receivables                                6 855                            6 855           6 861
             -----------------------------------------------------------------------------------------------------------
          2.   Receivables from subsidiaries                                                        0
             -----------------------------------------------------------------------------------------------------------
          3.   Receivables from associates                                                          0
             -----------------------------------------------------------------------------------------------------------
          4.   Receivables from partners and associations                                           0
             -----------------------------------------------------------------------------------------------------------
          5.   Long-term advances                             13 549                           13 549          13 542
             -----------------------------------------------------------------------------------------------------------
          6.   Contingencies                                                                        0
             -----------------------------------------------------------------------------------------------------------
          7.   Other receivables                              56 622                           56 622          61 440
             -----------------------------------------------------------------------------------------------------------
          8.   Deferred tax assets                                                                  0
------------------------------------------------------------------------------------------------------------------------
C.   III.      Short-term receivables                      4 588 056         411 027        4 177 029       4 530 623
             -----------------------------------------------------------------------------------------------------------
C.   III. 1.   Trade receivables                           3 881 049         336 390        3 544 659       3 791 290
             -----------------------------------------------------------------------------------------------------------
          2.   Receivables from subsidiaries                                                        0
             -----------------------------------------------------------------------------------------------------------
          3.   Receivables from associates                     1 430           1 430                0
             -----------------------------------------------------------------------------------------------------------
          4.   Receivables from partners and associations                                           0
             -----------------------------------------------------------------------------------------------------------
          5.   Receivables from social security                                                     0
             -----------------------------------------------------------------------------------------------------------
          6.   Receivables from taxes                         10 521                           10 521          48 790
             -----------------------------------------------------------------------------------------------------------
          7.   Short-term advances                           236 611                          236 611         183 524
             -----------------------------------------------------------------------------------------------------------
          8.   Contingencies                                  55 394                           55 394          22 451
             -----------------------------------------------------------------------------------------------------------
          9.   Other receivables                             403 051          73 207          329 844         484 568
------------------------------------------------------------------------------------------------------------------------
C.   IV.       Financial accounts                          7 474 055               0        7 474 055       2 888 807
             -----------------------------------------------------------------------------------------------------------
C.   IV.  1.   Cash                                            3 828                            3 828           3 150
             -----------------------------------------------------------------------------------------------------------
          2.   Bank accounts                               2 788 293                        2 788 293       2 139 202
             -----------------------------------------------------------------------------------------------------------
          3.   Short-term financial assets                 4 681 934                        4 681 934         746 455
             -----------------------------------------------------------------------------------------------------------
          4.   Short-term financial assets in progress                                              0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
D.   I.        Temporary accounts of assets                  307 117               0          307 117         343 366
             -----------------------------------------------------------------------------------------------------------
D.   I.   1.   Prepaid expenses                              307 117                          307 117         342 616
             -----------------------------------------------------------------------------------------------------------
          2.   Complex prepaid expenses                                                             0
             -----------------------------------------------------------------------------------------------------------
          3.   Unbilled revenues                                   0                                0             750
------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                     BALANCE SHEET
                                                    March 31, 2004
                                                 (in thousands of CZK)

                                          (continued from the previous page)

---------------------------------------------------------------------------------------------------------------------
  ident.            SHAREHOLDERS' EQUITY AND LIABILITIES                        current year            prior year
---------------------------------------------------------------------------------------------------------------------
               TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES                        218 785 869             217 920 470
            ---------------------------------------------------------------------------------------------------------

            ---------------------------------------------------------------------------------------------------------
A.             Shareholders' equity                                              141 717 539             139 014 969
            ---------------------------------------------------------------------------------------------------------
A.   I.        Stated capital                                                     59 221 084              59 151 668
            ---------------------------------------------------------------------------------------------------------
A.   I.   1.   Stated capital                                                     59 221 084              59 221 084
            ---------------------------------------------------------------------------------------------------------
          2.   Own shares                                                                  0                 -69 416
            ---------------------------------------------------------------------------------------------------------
          3.   Changes in stated capital                                                   0
---------------------------------------------------------------------------------------------------------------------
A.   II.       Capital funds                                                        1 452 393                430 981
            ---------------------------------------------------------------------------------------------------------
A.   II.  1.   Share premium                                                                0
            ---------------------------------------------------------------------------------------------------------
          2.   Other capital funds                                                  1 659 052              1 659 057
            ---------------------------------------------------------------------------------------------------------
          3.   Revaluation of assets and liabilities                                 -206 659             -1 228 076
            ---------------------------------------------------------------------------------------------------------
          4.   Revaluation from transformations                                             0
---------------------------------------------------------------------------------------------------------------------
A.   III.      Reserve funds and other funds from profit                            9 173 396              9 265 086
            ---------------------------------------------------------------------------------------------------------
A.   III. 1.   Legal reserve fund                                                   9 027 474              9 096 890
            ---------------------------------------------------------------------------------------------------------
          2.   Statutory and other funds                                              145 922                168 196
---------------------------------------------------------------------------------------------------------------------
A.   IV.       Retained earnings                                                   70 236 650             56 236 206
            ---------------------------------------------------------------------------------------------------------
A.   IV.  1.   Retained earnings of previous years                                 70 236 650             56 236 206
            ---------------------------------------------------------------------------------------------------------
          2.   Retained losses of previous years                                            0
---------------------------------------------------------------------------------------------------------------------
A.   V.        Profit / loss of current accounting period                           1 634 016             13 931 028
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
B.             Liabilities                                                         76 420 171             78 224 940
---------------------------------------------------------------------------------------------------------------------
B.   I.        Reserves                                                            18 852 298             18 183 201
            ---------------------------------------------------------------------------------------------------------
B.   I.   1.   Reserves in accordance with special laws                             8 400 741              7 985 464
            ---------------------------------------------------------------------------------------------------------
          2.   Reserves for pensions and similar liabilities                                0
            ---------------------------------------------------------------------------------------------------------
          3.   Reserve for income tax                                                       0
            ---------------------------------------------------------------------------------------------------------
          4.   Other reserves                                                      10 451 557             10 197 737
---------------------------------------------------------------------------------------------------------------------

B.   II.       Long-term liabilities                                               26 419 010             25 016 789
            ---------------------------------------------------------------------------------------------------------
B.   II.  1.   Trade payables
            ---------------------------------------------------------------------------------------------------------
          2.   Payables to subsidiaries                                            11 530 268             11 047 412
            ---------------------------------------------------------------------------------------------------------
          3.   Payables to associates                                                       0
            ---------------------------------------------------------------------------------------------------------
          4.   Payables to partners and associations                                        0
            ---------------------------------------------------------------------------------------------------------
          5.   Long-term deposits received                                                  0
            ---------------------------------------------------------------------------------------------------------
          6.   Bonds payable                                                        8 621 742              8 563 117
            ---------------------------------------------------------------------------------------------------------
          7.   Long-term notes payable                                                      0
---------------------------------------------------------------------------------------------------------------------
          8.   Contingencies                                                                0
            ---------------------------------------------------------------------------------------------------------
          9.   Other payables                                                               0
            ---------------------------------------------------------------------------------------------------------
          10.  Deferred tax liabilities                                             6 267 000              5 406 260
---------------------------------------------------------------------------------------------------------------------
B.   III.      Short-term liabilities                                              19 890 416             21 427 973
            ---------------------------------------------------------------------------------------------------------
B.   III. 1.   Trade payables                                                       9 432 244             11 378 616
            ---------------------------------------------------------------------------------------------------------
          2.   Payables to subsidiaries                                                     0
            ---------------------------------------------------------------------------------------------------------
          3.   Payables to associates                                                       0
            ---------------------------------------------------------------------------------------------------------
          4.   Payables to partners and associations                                   41 918                 22 705
            ---------------------------------------------------------------------------------------------------------
          5.   Payables to employees                                                  189 048                166 218
            ---------------------------------------------------------------------------------------------------------
          6.   Social security payables                                               128 376                107 491
            ---------------------------------------------------------------------------------------------------------
          7.   Taxes payable and subsidies                                          3 766 574              3 287 029
            ---------------------------------------------------------------------------------------------------------
          8.   Short-term deposits received                                           176 678                125 464
            ---------------------------------------------------------------------------------------------------------
          9.   Bonds payable                                                        3 000 000              3 000 000
            ---------------------------------------------------------------------------------------------------------
          10.  Contingencies                                                          570 211                233 217
            ---------------------------------------------------------------------------------------------------------
          11.  Other payables                                                       2 585 367              3 107 233
---------------------------------------------------------------------------------------------------------------------
B.   IV.       Bank loans and short-term notes                                     11 258 447             13 596 977
            ---------------------------------------------------------------------------------------------------------
B.   IV.  1.   Long-term bank loans                                                 9 129 059              9 609 594
            ---------------------------------------------------------------------------------------------------------
          2.   Short-term bank loans                                                2 129 388              3 987 383
            ---------------------------------------------------------------------------------------------------------
          3.   Short-term notes
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
C.   I.        Temporary accounts of liabilities                                      648 159                680 561
            ---------------------------------------------------------------------------------------------------------
C.   I.   1.   Accruals                                                               614 740                660 567
            ---------------------------------------------------------------------------------------------------------
          2.   Deferred income                                                         33 419                 19 994
---------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                             PROFIT AND LOSS STATEMENT
                                                  March 31, 2004
                                               (in thousands of CZK)
------------------------------------------------------------------------------------------------------------------
  ident.            text                                                 current period           prior year period

------------------------------------------------------------------------------------------------------------------
I.             Revenues from goods sold
------------------------------------------------------------------------------------------------------------------
     A.        Costs of goods sold
------------------------------------------------------------------------------------------------------------------
   +           Sales margin                                                           0                         0
------------------------------------------------------------------------------------------------------------------
II.            Production                                                    17 060 105                13 895 618
            ------------------------------------------------------------------------------------------------------
II.       1.   Revenues from finished products and services                  17 044 633                13 812 594
            ------------------------------------------------------------------------------------------------------
          2.   Changes in inventory of own production                               479                       364
            ------------------------------------------------------------------------------------------------------
          3.   Capitalization (of own work)                                      14 993                    82 660
------------------------------------------------------------------------------------------------------------------
     B.        Consumption from production                                    7 259 382                 6 152 933
            ------------------------------------------------------------------------------------------------------
     B.   1.   Consumption of material and energy                             5 931 915                 5 181 100
            ------------------------------------------------------------------------------------------------------
          2.   Services                                                       1 327 467                   971 833
------------------------------------------------------------------------------------------------------------------
   +           Value added                                                    9 800 723                 7 742 685
------------------------------------------------------------------------------------------------------------------
     C.        Personnel expenses                                               902 106                   899 617
            ------------------------------------------------------------------------------------------------------
     C.   1.   Wages and salaries                                               633 202                   620 322
            ------------------------------------------------------------------------------------------------------
          2.   Bonuses to board members                                           2 260                     2 507
            ------------------------------------------------------------------------------------------------------
          3.   Social insurance                                                 212 003                   222 726
            ------------------------------------------------------------------------------------------------------
          4.   Other social expenses                                             54 641                    54 062
------------------------------------------------------------------------------------------------------------------
     D.        Taxes and fees                                                   397 979                   351 737
------------------------------------------------------------------------------------------------------------------
     E.        Amortization of intangibles and depreciation of                3 122 646                 2 723 745
               tangibles
------------------------------------------------------------------------------------------------------------------
III.           Revenues from intangibles, tangibles and material                 59 977                    48 395
               sold
            ------------------------------------------------------------------------------------------------------
III.      1.   Revenues from intangibles and tangibles sold                      54 813                    40 124
            ------------------------------------------------------------------------------------------------------
          2.   Revenues from material sold                                        5 164                     8 271
------------------------------------------------------------------------------------------------------------------
     F.        Net book value of intangibles, tangibles and                      49 882                    39 040
               material sold
            ------------------------------------------------------------------------------------------------------
     F.   1.   Net book value of intangibles and tangibles sold                  47 205                    36 029
            ------------------------------------------------------------------------------------------------------
          2.   Book value of material sold                                        2 677                     3 011
------------------------------------------------------------------------------------------------------------------
     G.        Changes in operational reserves and adjustments                  661 906                   542 470
------------------------------------------------------------------------------------------------------------------
IV.            Other operational revenues                                        89 238                    10 087
------------------------------------------------------------------------------------------------------------------
     H.        Other operational expenses                                       280 609                   173 409
------------------------------------------------------------------------------------------------------------------
V.             Transfer of operational revenues
------------------------------------------------------------------------------------------------------------------
     I.        Transfer of operational expenses
------------------------------------------------------------------------------------------------------------------
   *           Net operating results                                          4 534 810                 3 071 149
------------------------------------------------------------------------------------------------------------------
VI.            Revenues from sale of securities and deposits                     77 568
------------------------------------------------------------------------------------------------------------------
     J.        Sold securities and deposits                                      69 450
------------------------------------------------------------------------------------------------------------------
VII.           Revenues from financial investments                                    0                         0
            ------------------------------------------------------------------------------------------------------
VII.      1.   Revenues from subsidiaries and associates
            ------------------------------------------------------------------------------------------------------
          2.   Revenues from other securities and deposits
            ------------------------------------------------------------------------------------------------------
          3.   Revenues from other financial investments
------------------------------------------------------------------------------------------------------------------

VIII.          Revenues from short-term financial assets
------------------------------------------------------------------------------------------------------------------
     K.        Costs of financial assets
------------------------------------------------------------------------------------------------------------------
IX.            Revenues from revaluation of securities and                      784 957                    95 349
               derivatives
------------------------------------------------------------------------------------------------------------------
     L.        Costs of revaluation of securities and derivatives               614 618                   240 772
------------------------------------------------------------------------------------------------------------------
     M.        Changes in financial reserves and adjustments                      4 192
------------------------------------------------------------------------------------------------------------------
X.             Interest revenues                                                 11 552                    65 191
------------------------------------------------------------------------------------------------------------------
     N.        Interest expenses                                                521 924                   544 561
------------------------------------------------------------------------------------------------------------------
XI.            Other financial revenues                                               0                   351 251
------------------------------------------------------------------------------------------------------------------
     O.        Other financial expenses                                         608 426                    18 149
------------------------------------------------------------------------------------------------------------------
XII.           Transfer of financial revenues
------------------------------------------------------------------------------------------------------------------
     P.        Transfer of financial expenses
------------------------------------------------------------------------------------------------------------------
   *           Net results from financial activities                           -944 533                  -291 691
------------------------------------------------------------------------------------------------------------------
     Q.        Income taxes on normal activity                                  860 740                   512 837
            ------------------------------------------------------------------------------------------------------
     Q.   1.   - Due                                                                                      512 837
            ------------------------------------------------------------------------------------------------------
          2.   - Deferred                                                       860 740
------------------------------------------------------------------------------------------------------------------
  **           Net results after taxes from normal activity                   2 729 537                 2 266 621
------------------------------------------------------------------------------------------------------------------
XIII.          Extraordinary revenues                                           282 343                         0
------------------------------------------------------------------------------------------------------------------
     R.        Extraordinary expenses                                         1 377 864                         6
------------------------------------------------------------------------------------------------------------------
     S.        Income tax on extraordinary activity                                   0                         0
            ------------------------------------------------------------------------------------------------------
     S.   1.   - Due
            ------------------------------------------------------------------------------------------------------
          2.   - Deferred
------------------------------------------------------------------------------------------------------------------
   *           Net results from extraordinary activity                       -1 095 521                        -6
------------------------------------------------------------------------------------------------------------------
  ***          Net profit (loss) for the accounting period                    1 634 016                 2 266 615
------------------------------------------------------------------------------------------------------------------
 ****          Profit (loss) before income taxes                              2 494 756                 2 779 452
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                   Cash flow statement
                                     For the three-month period ended March 31, 2004
                                                  (in thousands of CZK)
------------------------------------------------------------------------------------------------------------------------
 ident.                       text                                         current period      prior year period

------------------------------------------------------------------------------------------------------------------------
P.             Cash and cash equivalents at beginning of period               2 888 807             3 828 786
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
               Operating activities
------------------------------------------------------------------------------------------------------------------------
Z.             Pre-tax profit from normal activity                            3 590 277             2 779 458
------------------------------------------------------------------------------------------------------------------------
A.1.           Adjustments by non-cash transactions                           4 336 622             4 019 833
------------------------------------------------------------------------------------------------------------------------
A.1.1.         Depreciation, amortization and writing-off                     3 126 969             2 725 094
------------------------------------------------------------------------------------------------------------------------
A.1.1.1.       Depreciation and amortization of fixed assets                  3 122 647             2 724 618
------------------------------------------------------------------------------------------------------------------------
A.1.1.2.       Receivables writing-off                                            4 322                   476
------------------------------------------------------------------------------------------------------------------------
A.1.2.         Change in adjustments, reserves and accruals                     715 007               819 463
------------------------------------------------------------------------------------------------------------------------
A.1.2.1.       Change in adjustments                                             -3 000                -4 991
------------------------------------------------------------------------------------------------------------------------
A.1.2.2.       Change in reserves                                               669 097               547 461
------------------------------------------------------------------------------------------------------------------------
A.1.2.3.       Change in accruals                                                48 910               276 993
------------------------------------------------------------------------------------------------------------------------
A.1.3.         Gain/Loss on fixed assets retirements and own shares             -15 726                -4 094
------------------------------------------------------------------------------------------------------------------------
A.1.4.         Interest expenses and revenues                                   510 372               479 370
------------------------------------------------------------------------------------------------------------------------
A.1.4.1.       Interest expenses                                                521 924               544 561
------------------------------------------------------------------------------------------------------------------------
A.1.4.2.       Interest revenues                                                -11 552               -65 191
------------------------------------------------------------------------------------------------------------------------
A.1.5.         Other non-cash transactions                                                                  0
------------------------------------------------------------------------------------------------------------------------
A.*            Net cash provided by operating activities before taxes,
               changes in working capital and extraordinary items             7 926 899             6 799 291
------------------------------------------------------------------------------------------------------------------------
A.2.           Change in working capital                                         66 352              -792 514
------------------------------------------------------------------------------------------------------------------------
A.2.1.         Change in receivables from operational activities                343 346              -187 093
------------------------------------------------------------------------------------------------------------------------
A.2.2.         Change in short-term payables from operational activities     -1 089 984              -877 495
------------------------------------------------------------------------------------------------------------------------
A.2.3.         Change in inventory                                              812 990               272 074
------------------------------------------------------------------------------------------------------------------------
A.**           Net cash provided by operating activities before taxes
               and extraordinary items                                        7 993 251             6 006 777
------------------------------------------------------------------------------------------------------------------------
A.3.           Interest paid, excl. capitalized interest                       -601 223              -639 666
------------------------------------------------------------------------------------------------------------------------
A.4.           Interest received                                                 12 302                67 000
------------------------------------------------------------------------------------------------------------------------
A.5.           Income taxes paid                                                -16 977              -514 116
------------------------------------------------------------------------------------------------------------------------
A.6.           Revenues and expenses related to extraordinary items                 251                    -6
------------------------------------------------------------------------------------------------------------------------
A.***          Net cash provided by operating activities                      7 387 604             4 919 989
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
               Investing activities
------------------------------------------------------------------------------------------------------------------------
B.1.           Fixed assets acquisition                                      -1 086 746              -642 596
------------------------------------------------------------------------------------------------------------------------
B.1.1.         Additions to tangible fixed assets                              -573 991               -84 989
------------------------------------------------------------------------------------------------------------------------
B.1.2.         Additions to intangible fixed assets                             -77 991               -23 093
------------------------------------------------------------------------------------------------------------------------
B.1.3.         Change in financial investment                                    -2 056               -37 102
------------------------------------------------------------------------------------------------------------------------
B.1.4.         Change in payables from investing activity                      -432 708              -497 412
------------------------------------------------------------------------------------------------------------------------
B.1.5.         Change in payables from investing activity (emerging from
               exchange rate differences)
------------------------------------------------------------------------------------------------------------------------
B.2.           Proceeds from sales of fixed assets                               69 516                32 223
------------------------------------------------------------------------------------------------------------------------
B.2.1.         Proceeds from sales of tangible fixed assets                      54 813                40 123
------------------------------------------------------------------------------------------------------------------------
B.2.2.         Proceeds from sales of intangible fixed assets                         0                     0
------------------------------------------------------------------------------------------------------------------------
B.2.3.         Proceeds from sales of financial investment                        3 960                     0
------------------------------------------------------------------------------------------------------------------------
B.2.4.         Change in receivables from sales of fixed assets                  10 743                -7 900
------------------------------------------------------------------------------------------------------------------------
B.***          Total cash used in investing activities                       -1 017 230              -610 373
------------------------------------------------------------------------------------------------------------------------

               Financing activities
------------------------------------------------------------------------------------------------------------------------
C.1.           Change in long-term liabilities and short-term loans          -1 855 674            -1 071 122
------------------------------------------------------------------------------------------------------------------------
C.1.1.         Change in long-term bank loans                                  -480 535              -963 950
------------------------------------------------------------------------------------------------------------------------
C.1.2.         Change in short-term bank loans and notes                     -1 857 995               -29 500
------------------------------------------------------------------------------------------------------------------------
C.1.3.         Change in long-term bonds payable                                      0                     0
------------------------------------------------------------------------------------------------------------------------
C.1.4.         Change in other long-term liabilities                            482 856               -77 672
------------------------------------------------------------------------------------------------------------------------
C.2.           Impact of changes in equity by cash                               70 548                -6 314
------------------------------------------------------------------------------------------------------------------------
C.2.1.         Monetary donations and subsidies to equity                             0
------------------------------------------------------------------------------------------------------------------------
C.2.2.         Direct payments debited to funds                                 -22 273               -25 466
------------------------------------------------------------------------------------------------------------------------
C.2.3.         Paid-out dividends and profit shares                              19 213                19 152
------------------------------------------------------------------------------------------------------------------------
C.2.4.         Purchase/sale of treasury shares                                  73 608                     0
------------------------------------------------------------------------------------------------------------------------
C.***          Net cash from financing activities                            -1 785 126            -1 077 436
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
F.             Net increase/decrease in cash                                  4 585 248             3 232 180
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

R.             Cash and cash equivalents at end of period                     7 474 055             7 060 966
------------------------------------------------------------------------------------------------------------------------